UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

Genworth Financial, Inc. [CIK: 1276520]

2. Name of Person Relying on Exemption:

Scott Klarquist

3. Address of Person Relying on the Exemption:

Available Upon Request

4. Written Material. The following written materials are attached:

Letter to Genworth Shareholders.

* * *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Open Letter to Genworth Shareholders:

April 14, 2025

Dear Fellow Genworth Shareholders,

On March 13 th I wrote to you regarding the annual meeting of shareholders (the "Meeting") of Genworth Financial, Inc. ("GNW" or the "Company") to be held on Thursday, May 22, 2025. As a reminder, I submitted (as a record holder of GNW stock) four (4) draft proposals (the "Proposals") to be voted on at the Meeting pursuant to Section 2 of the Company's bylaws, regarding (i) Enact Stake Strategic Alternatives, (ii) Proxy Access, (iii) CEO Succession Planning Disclosure and (iv) In-Person Annual Meeting Option for Shareholders . The Proposals concern vital matters affecting our investment in our Company. Regarding Item (i) (Enact Stake), for example, as of last Friday (April 11) Genworth's enterprise value (equity value plus net debt at the Holdco level) was equal to just 75% of the value of Genworth's stake in Enact, a significant discount. In other words, the value of the Enact stake minus GNW's holdco net debt yields a value of over $9 per GNW share, compared to GNW's recent stock price in the mid-$6s. Presumably much of this discount would disappear, however, if our Company were to commit to spinning off a majority of this stake to shareholders in a tax-free transaction. In effect, management's unwillingness to consider such a spinoff renders us (the true owners of the Company) permanently poorer. Over the past month, my repeated attempts to engage in discussion with the company regarding the Proposals have proven fruitless, despite the assurances from their lawyers that Genworth "welcomes engagement with its stockholders" (March 6, 2025 letter from Sidley Austin LLP to me). All I have received from our company is radio silence. WHY DOES GNW'S BOARD AND MANAGEMENT HAVE SUCH APPARENT DISDAIN FOR SHAREHOLDER INPUT ON THESE MATTERS?

In addition, to allow me to communicate with fellow Genworth shareholders regarding the foregoing, on March 21 st I submitted a Delaware Section 220 Request to our company for lists of (x) GNW record holders and (y) GNW non-objecting beneficial holders ("NOBOs"). One would think that any company that "welcomes engagement with its stockholders" would want the proposer of the aforementioned proposals to be able to contact, and speak with, his fellow shareholders about the same, in order to further shareholder democracy at Genworth. Once again, however, my attempt at outreach to Genworth was met with deaf ears (no response from the company), although I did receive another tortured legal letter from GNW's lawyers, which included a request for "ransom payments" of $500 and $2,500, respectively, to obtain the requested shareholder lists (March 28, 2025 letter from Sidley Austin to me). Query why our company is trying to charge a shareholder a total of $3,000 for record-holder and NOBO lists already in its possession and which it is legally obligated to hand over per Delaware law.

Enough is enough. It is high time for the "adults in the room" at Genworth (if there are any), namely our so-called "independent" directors, to do their job and stand up for shareholder democracy instead of furthering the CEO's empire building plans (nominally, at least, such directors are supposed to be the CEO's boss). Has a single "independent" director asked himself/herself whether CareScout is really worth the tens of millions that our CEO is dedicating to it annually? Other than pleasing the insurance regulators, what is the ultimate payoff for GNW shareholders? What is CareScout's ROI (and is such a calculation even possible)? Have any of them considered that the CareScout investment has the convenient effect of justifying a (permanent?) delay in any spinoff of our stake in Enact, thereby insuring the continued compensation of GNW's C-suite (why would GNW need an expensive C-suite if the Enact stake were fully spun off and GNW remainco were effectively put into runoff)? If our "independent" directors refuse to do stand up for shareholders, perhaps feeling that staying in the CEO's good graces is necessary for them to retain their cushy high-paying directorships, then they should be replaced. At a bare minimum, such directors should be dismayed at GNW management hiding behind $1,000 per hour lawyers (using company funds) to defeat reasonable attempts to exercise shareholder rights clearly contemplated by our bylaws and Delaware law.

As I mentioned in my last letter, our Company belongs to its owners, the shareholders, and NOT to entrenched and unresponsive upper management. If you are (as I am) outraged that Genworth's upper management apparently has no interest in allowing the company's true owners to vote on the Proposals, I hope you will consider voting AGAINST all of Genworth's supposedly "independent" directors at this year's annual meeting . Please also vote AGAINST the "Say on Pay" vote on compensation, to send a firm message that the status quo at Genworth (where management's annual cash incentive pay is inordinately high, seemingly without regard to what happens to shareholders) is JUST NOT GOOD ENOUGH.

AS ALWAYS, YOU ARE STRONGLY URGED TO CONTACT THE FOLLOWING AT THE COMPANY AND LET THEM KNOW YOUR VIEWS - THANK YOU VERY MUCH:

GNW IR: InvestorInfo@genworth.com

GNW Corporate Secretary: Michael.McCullough@genworth.com

Source:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

info@sevencornerscapital.com

(646) 592-0498